Exhibit (a)(vii)

June 4, 2021

STOCKHOLDER

STREET ADDRESS

CITY, STATE, ZIP CODE

Dear Stockholder:

Thank you for your investment in KBS Real Estate Investment Trust III (the “REIT”). We have received your Ordinary Redemption request for your KBS account (00123456789). The share redemption program is currently suspended for all redemptions under the share redemption program through June 2021 and all redemption requests have been cancelled. During the suspension, no redemption requests will be accepted under the share redemption program until the completion of the REIT’s current tender offer to purchase shares of its common stock, as discussed in the Offer to Purchase. Should you wish to participate in the tender offer, you can obtain details without charge at www.selftender.kbs.com or by calling the information agent for the offer at (844) 253-1478. The offer expires on July 1, 2021, unless extended or withdrawn.

After the expiration of the tender offer, we currently expect that redemptions under the share redemption program will resume on the last business day of July 2021 and expect to amend the share redemption program such that Ordinary Redemptions are redeemed at 96% of the most recent estimated value per share of the REIT’s common stock. We intend to remove the current funding limitation of the REIT’s share redemption program such that 5% of the weighted-average number of shares outstanding during the prior calendar year can be redeemed in the current year.

If you would like to resubmit your redemption request and paperwork for consideration under the share redemption program, you may do so after the tender offer expires. In its sole discretion, the board of directors could amend, suspend, or terminate the REIT’s share redemption program upon 10 business days’ notice.

Should you have any questions, please reach out to your financial representative or contact KBS Capital Markets Group LLC at 866-527-4264.

Respectfully,

KBS Real Estate Investment Trust III